Exhibit 99.1

Fuwei Films Announces Its Unaudited Financial Results for the First Quarter of 2020

-Teleconference to be Held on Tuesday, June 23, 2020 at 9:00 am ET-

BEIJING, June 22, 2020 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the first quarter of 2020 ended March 31, 2020.

First quarter highlights

•	Net sales during the first quarter ended March 31, 2020 were RMB83.2 million (US$11.8 million), up from RMB81.1 million during the same period in 2019, representing an increase of RMB2.1 million or 2.6%.
•	Sales of specialty films were RMB39.9 million (US$5.6 million) or 47.9% of our total revenues, up from RMB32.2 million or 39.7% in the same period of 2019.
•	Our gross profit was RMB29.8 million (US$4.2 million) for the first quarter ended March 31, 2020, representing a gross margin of 35.8%, up from a gross profit of RMB12.4 million and gross margin of 15.3% for the same period in 2019.
•	Net profit attributable to the Company during the first quarter ended March 31, 2020 was RMB13.0 million (US$1.8 million) compared to net loss attributable to the Company of RMB3.4 million during the same period in 2019.

Mr. Zengyong Wang, Chairman and CEO of Fuwei Films, commented, “Despite the oversupply in the marketplace and the outbreak of COVID-19 pandemic which has caused significant adverse effects on the world economy, we achieved positive trends in overall sales, especially sales of specialty films which accounted for 47.9% of our total revenues. In addition, we achieved net profit for four consecutive quarters. We believe these results benefit from our commitment to innovation and differentiated marketing strategy which have expanded the end-user applications of our films products. We will continue with these efforts and expect that they will enable the Company to capitalize on new opportunities despite challenging industry and economic conditions.”

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First Quarter 2020 Results

Net sales during the first quarter ended March 31, 2020 were RMB83.2 million (US$11.8 million), compared to RMB81.1 million, during the same period in 2019, representing an increase of RMB2.1 million or 2.6%, mainly due to increased sales price.

In the first quarter of 2020, sales of specialty films were RMB39.9 million (US$5.6 million) or 47.9% of our total revenues as compared to RMB32.2 million or 39.7% in the same period of 2019. The increase was mainly due to increased sales volume.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended March 31, 2020		% of Total	Three-Month Period Ended March 31, 2019	% of Total
	RMB	US$		RMB
Stamping and transfer film	34,522	4,876	41.5%	31,529	38.9%
Printing film	5,845	825	7.0%	12,219	15.1%
Metallization film	1,501	212	1.8%	676	0.8%
Specialty film	39,877	5,632	47.9%	32,196	39.7%
Base film for other application	1,488	210	1.8%	4,454	5.5%

	83,233	11,755	100.0%	81,074	100.0%

Overseas sales were RMB5.8 million (US$0.8 million), or 6.9% of total revenues, compared with RMB16.2 million or 20.0% of total revenues in the first quarter of 2019, representing a decrease of RMB10.4 million or 64.2%. The decrease was mainly due to decreased sales volume.

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The following is a breakdown of PRC domestic and overseas sales (amounts in thousands except percentages):

	Three-Month Period Ended March 31, 2020		% of Total	Three-Month Period Ended March 31, 2019	% of Total
	RMB	US$		RMB
Sales in China	77,448	10,938	93.1%	64,854	80.0%
Sales in other countries	5,785	817	6.9%	16,220	20.0%

	83,233	11,755	100.0%	81,074	100.0%

Our gross profit was RMB29.8 million (US$4.2 million) for the first quarter ended March 31, 2020, representing a gross margin of 35.8%, as compared to a gross profit of RMB12.4 million and gross margin of 15.3% for the same period in 2019. Our average product sales prices increased by 5.4% while our average cost of goods sold decreased by 20.0% compared to the same period in 2019. Consequently, our gross profit and gross margin was higher during the period.

Operating expenses for the first quarter ended March 31, 2020 were RMB15.0 million (US$2.1 million), which was RMB1.5 million, or 11.1% higher than the same period in 2019. This increase was mainly due to the increased accrued allowance for doubtful accounts receivable and increased transportation expenses.

Net profit attributable to the Company during the first quarter ended March 31, 2020 was RMB13.0 million (US$1.8 million) compared to net loss attributable to the Company of RMB3.4 million during the same period in 2019.

Basic and diluted net earnings per share was RMB3.97 (US$0.56) for the three-month period ended March 31, 2020 while basic and diluted net loss per share was RMB1.03 for the three-month period ended March 31, 2019.

Total shareholders’ equity was RMB221.1 million or US$31.2 million as of March 31, 2020, compared with RMB208.2 million as of December 31, 2019.

As of March 31, 2020, the Company had 3,265,837 basic and diluted ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Tuesday, June 23, 2020, at 9:00 a.m. ET / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-844-369-8770 in North America, or +1-862-298-0840 internationally, approximately 5 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-481-4010 in North America, or +1-919-882-2331 internationally, and entering the following Conference ID: 35316. The replay will be available until July 7, 2020.

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About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People's Republic of China ("China") conducted by certain countries; uncertainty around coronavirus (COVID-19) outbreak and the effects of government and other measures seeking to contain its spread, uncertainty around U.S.-China trade war and its effect on the Company's operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

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For more information, please contact:

In China:

Ms. Xiaoli Yu
Investor Relations Officer
Phone: +86-133-615-59266
Email: fuweiIR@fuweifilms.com

In the U.S.:

Shiwei Yin
Investor Relations
Grayling
Phone: +1-646-284-9474
Email: shiwei.yin@grayling.com

Financial Tables to Follow

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

(amounts in thousands except share and per share value)

(Unaudited)

	March 31, 2020		December 31, 2019
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	55,671	7,862	60,871
Restricted cash	15,000	2,118	25,500
Accounts and bills receivable, net	41,496	5,860	26,960
Inventories	24,265	3,427	23,584
Advance to suppliers	12,448	1,758	6,277
Prepayments and other receivables	1,131	160	1,058
Deferred tax assets - current	1,333	188	1,266
Total current assets	151,344	21,373	145,516

Plant, properties and equipment, net	296,159	41,826	302,642
Lease prepayments, net	15,628	2,207	15,762
Advance to suppliers - long term, net	1,542	218	1,542
Deferred tax assets - non current	474	67	509

Total assets	465,147	65,691	465,971

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	65,000	9,180	65,000
Due to related parties	120,445	17,010	119,297
Accounts payables	20,818	2,940	19,532
Notes payable	26,800	3,785	41,000
Advance from customers	1,664	235	5,204
Accrued expenses and other payables	7,044	995	5,454
Total current liabilities	241,771	34,145	255,487

Deferred tax liabilities	2,228	315	2,290

Total liabilities	243,999	34,460	257,777

Equity
Shareholders’ equity
Registered capital(of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)	13,323	1,882	13,323
Additional paid-in capital	311,907	44,050	311,907
Statutory reserve	37,441	5,288	37,441
Accumulated deficit	(142,363)	(20,105)	(155,317)
Cumulative translation adjustment	840	116	840
Total shareholders’ equity	221,148	31,231	208,194
Total equity	221,148	31,231	208,194
Total liabilities and equity	465,147	65,691	465,971

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2020 AND 2019

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2020		2019
	RMB	US$	RMB
Net sales	83,233	11,755	81,074
Cost of sales	53,474	7,552	68,670

Gross Profit	29,759	4,203	12,404

Operating expenses
Selling expenses	4,086	577	2,964
Administrative expenses	10,955	1,547	10,577
Total operating expenses	15,041	2,124	13,541

Operating income (loss)	14,718	2,079	(1,137)

Other income (expense)
- Interest income	289	41	213
- Interest expense	(2,216)	(313)	(2,191)
- Others income (expense),net	69	10	(242)

Total other expense	(1,858)	(262)	(2,220)

Income (loss) before provision for income taxes	12,860	1,817	(3,357)

Income tax benefit (expense)	94	13	(17)

Net income (loss)	12,954	1,830	(3,374)

Net loss attributable to non-controlling interests	-	-	-
Net income (loss) attributable to the Company	12,954	1,830	(3,374)

Other comprehensive income
- Foreign currency translation adjustments attributable to non-controlling interest	-	-	-
- Foreign currency translation adjustments attributable to the Company	-	-	(1)

Comprehensive loss attributable to non-controlling interest	-	-	-
Comprehensive income (loss) attributable to the Company	12,954	1,830	(3,375)

Earnings (loss) per share, Basic and diluted	3.97	0.56	(1.03)
Weighted average number ordinary shares, Basic and diluted	3,265,837	3,265,837	3,265,837

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2020 AND 2019

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2020		2019
	RMB	US$	RMB
Cash flow from operating activities
Net income (loss)	12,954	1,829	(3,374)
Adjustments to reconcile net loss to net cash
used in operating activities
- Depreciation of property, plant and equipment	6,847	967	12,044
- Amortization of intangible assets	134	19	133
- Deferred income taxes	(94)	(13)	18
- Bad debt expense	447	63	(286)
-Inventory provision	-	-	-
Changes in operating assets and liabilities
- Accounts and bills receivable	(14,984)	(2,116)	(4,123)
- Inventories	(679)	(96)	(814)
- Advance to suppliers	(6,171)	(872)	2,935
- Prepaid expenses and other current assets	(73)	(10)	13
- Accounts payable	1,285	182	(589)
- Accrued expenses and other payables	-	-	(136)
- Advance from customers	(3,540)	(500)	(700)
- Tax payable	1,590	225	512

Net cash provided by operating activities	(2,284)	(322)	5,633

Cash flow from investing activities
Purchases of property, plant and equipment	(364)	(51)	(1,529)
Restricted cash related to trade finance	-	-	-
Advanced to suppliers - non current	-	-	-
Amount change in construction in progress	-	-	345

Net cash provided by investing activities	(364)	(51)	(1,184)

Cash flow from financing activities
Proceeds from related party	1,148	162	1,136
Payment of capital lease obligation	-	-	-
Change in notes payable	(14,200)	(2,005)	3,580

Net cash used in financing activities	(13,052)	(1,843)	4,716

Effect of foreign exchange rate changes	-	(211)	(1)

Net decrease in cash and cash equivalent	(15,700)	(2,427)	9,164

Cash and cash equivalent
At beginning of period/year	86,371	12,407	46,908
At end of period/year	70,671	9,980	56,072

SUPPLEMENTARY DISCLOSURE:
Interest paid	2,216	313	2,191
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,010	143	1,010

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